September 14, 2004

Via Facsimile and U.S. Mail

Gary P. Kreider, Esq.
Keating, Muething & Klekamp, P.L.L.
1400 Provident Tower
One East Fourth Street
Cincinnati, Ohio 45202

Re:	Hemagen Diagnostics, Inc.
	Reagents Applications, Inc.
Schedule TO-I filed September 3, 2004
      File No. 5-50367

Dear Mr. Kreider:

      We have the following comments on the above-referenced filing:

General
1. We note your press release dated September 2, 2004, in which you announce the exchange offer that is filed as an exhibit to the Schedule TO. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See
Section 27A(b)(2)(C) of the Securities Act and Section
21E(b)(2)(C)
of the Exchange Act. Therefore, in future filings, please delete references to the safe harbor or state that the safe harbor protections do not apply to statements made in connection with the offer.

2. We note that the number of shares to be exchanged per note is subject to adjustment based on a formula tied to the market price of your common stock. Please advise as to why this should not be treated as a change in the offer consideration. At a minimum, it would appear that you must set the conversion rate at least two business days prior to the end of the offer. Please advise or revise.

3. Please tell us whether you are required to obtain the consent of holders of the Outstanding Notes to effect the transaction.

4. We note that the offer will be effective as of September 30,
2004
even though you may close the offer at a later date. Please advise regarding the reason for this and how it impacts the offer terms. For example, how would this affect the tax consequences, the ability to convert the notes and the restrictions on transfer?

OFFER TO EXCHANGE
Summary Term Sheet, page 3
Federal Income Tax Consequences of the Exchange Offer, page 4
5. You state that holders may receive Exchange Securities as payment towards accrued interest. Please expand to discuss this aspect of the offer in more detail. We may have further comment.

SEC Registration, page 4
6. Expand to address issuance of the shares into which the notes are
convertible.   Are you relying on the same exemption for
registration
as you are for the issuance of the Exchange Securities?

Term of Offer, page 5
7. Please disclose that if you extend the offer in order to seek a court order to require the exchange of all Outstanding Notes, withdrawal rights will be available during the time the offer is extended. Expand to address the amount of time you believe it will take to complete the process of seeking a court order.

8. Please disclose, if true, that if holders are required to tender as a result of court action that they will receive the same amount of consideration as those who voluntarily tendered into the offer.

Notification of Extensions, page 5
9. Please disclose that your notification of extension will include a new termination date for the offer as well as the information required by Rule 14e-1(d).

Risk Factors, page 8
Our Stock Price is Highly Volatile... page 10
10. In this risk factor you suggest that the common stock will be tradable one year after the closing of the Exchange Offer; however, in the subsequent risk factor you state that the common stock is not transferable until one year after issuance. It would appear that the one-year period on restricted transfer will not begin to run until the common stock is issued, which could be a date that occurs some time after what is deemed the closing of the Exchange Offer. Please make clear that the common stock is not transferable until one year after the date of issuance.

Background and Reasons for the Exchange Offer, page16
11. Please provide a detailed description of the negotiations management had with holders of the Outstanding Notes. Please provide the background leading up to each contact, the form of the communication, when it took place, and the parties involved. Of course, you should also provide appropriate disclosure about any actions that resulted from each contact.

Market For Common Stock, page 19
12. Please include your stock symbol in this section.

The Exchange Offer, page 30
Terms of the Exchange Offer; Period for Tendering Outstanding
Notes,
page 30
13. We believe that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the issuer, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Your ability to terminate the offer
"for any reason within our sole and absolute discretion" is too broad and does not allow for objective verification. Please revise to state that you may terminate the offer only upon the occurrence of the specified conditions.

Release Of Legal Claims By Tendering Outstanding Note Holders,
page
31
14. Please note that the security holders may not contract away their rights under the federal securities laws. See Section 29(a) of the
Securities Exchange Act of 1934.  Please revise.

Procedures For Tendering Outstanding Notes, page 32
15. We note that you have reserved the right to waive any condition of the Exchange Offer either before or after the expiration date. Please revise to make clear that all offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please make a similar revision to Instruction 8 of the Letter of Transmittal.

Expenses
16. Please provide an estimate for obtaining the court order if more than 75% but less than all of the Outstanding Notes are tendered.

Registration Rights, page 35
17. We note that the company has agreed to file a resale registration statement within sixty days of the completion of the offer.
Please
expand to address the restrictions on the ability to sell the shares covered by any such resale registration statement as noted on page 30.

Description of $4,050,000 Principal Notes ..., page 35
18. The notes have an "initial" conversion price of $0.75 per share.
Please expand to discuss how and when the conversion price may change.

Letter of Transmittal
19. Please delete language in the letter of transmittal requiring the security holder to acknowledge that they have "read" or "reviewed" the terms of the Exchange Offer.

Closing Comments
      As appropriate, please respond to these comments by amending the filing and submitting a response letter via EDGAR and "tagged" as correspondence. If you do not agree with a comment, please tell us why in your response. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      Please direct any questions to me at (202) 942-2842. You may also reach me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


							Sincerely,



							Chris B. Edwards
							Attorney-Advisor
							Office of Mergers and
Acquisitions
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Gary P. Kreider, Esq.
Keating, Muething & Klekamp, P.L.L.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE